Fact sheet: Voluntary Stock Option Exchange Program

Overview

Moderna is introducing a one-time stock option exchange program that gives employees the opportunity to exchange certain eligible underwater stock options.*

The new options will be granted on December 12, 2025, with the grant price set at the stock's closing price that day. This program is designed to restore their potential to grow as Moderna grows.

Participation is voluntary, limited to non-Executive Committee employees with qualifying grants who are actively employed on the exchange date.

Eligibility

All continuing employees with outstanding options (vested & unexercised or unvested) with grant prices equal to or greater than $80.00 have the opportunity to participate in this program.

Executive Committee members, our Board of Directors, advisors and consultants are not eligible for this program.

How would it work?

Exchange ratios

Your original grant price sets the exchange ratio—higher-priced options require more to be traded in for each new one.

Grant price	Exchange ratio
$80.00–$99.99	2.0 to 1
$100.00-$149.99	3.0 to 1
$150.00-$199.99	4.0 to 1
$200.00-$299.99	4.5 to 1
$300.00 & higher	5.0 to 1

Modeling tool and additional resources to inform your decision

- Our **modeling tool** will help **you estimate your break-even price—the stock price at which your pre- and post-exchange options would be worth the same**, and generate estimated potential values at varying hypothetical future stock prices.
- **Visit go/optionexchange on myModerna to use the modeling tool and for more resources** to help you make the decision that is right for you, including location-specific tax information.

Post exchange vesting requirements

Any exchanged stock options will be treated as new, unvested grants as of the new grant date. If choosing to exchange eligible options, the exchange applies to all options within a grant.

Options that were vested prior to exchange will vest over 2 years*

- 50% vest on the 1st anniversary of grant date (12/12/26)
- Remaining 50% on the 2nd anniversary of grant date (12/12/27)

Options that were unvested prior to exchange will have their original vesting dates extended by 1 year

- 12 months will be added to each the remaining vesting dates—the vesting cadence stays the same

Important dates

- **11/12/2025:** Shareholder vote to approve program
- **11/13/2025:** Exchange window opens*
- **12/12/2025**: Exchange window closes and new grant date for exchanged options*

*This communication is not an offer to exchange any options. The option exchange has not yet commenced, and there can be no assurance that it will be implemented even if it is approved by Moderna shareholders. Moderna will file a Tender Offer Statement on Schedule TO with the SEC if and when the option exchange commences. If Moderna commences the option exchange, we will provide employees who are eligible to participate in the exchange program with written materials explaining the precise terms and timing of the program. The new option grant date and end of the tender offer period is subject to change. You should read these materials carefully when they become available, because they will contain important information about the option exchange. You will also be able to obtain the tender offer statement and other documents filed by Moderna with the SEC free of charge from the SEC's website at www.sec.gov.